Filed pursuant to Rule 433

under the Securities Act of 1933

Registration Statement No. 333- 85650

Issuer Free Writing Prospectus,

dated December 6, 2007

PRICING TERM SHEET

of Unisys Corporation

Dated December 6, 2007 to

the Preliminary Prospectus Supplement

Dated December 4, 2007 to

the Prospectus Dated April 2, 2002

$210,000,000

Unisys Corporation

12.50% Senior Notes due 2016

Issuer:	Unisys Corporation

Title of Securities:	12.50% Senior Notes due 2016

Aggregate Principal Amount:	$210,000,000

Net Proceeds:	Approximately $203,000,000, after deducting the underwriters’ discounts and commissions and approximately $1.25 million in expenses relating to the offering.

Issue Price:	98.719% of principal amount, plus accrued interest, if any, from December 11, 2007

Coupon:	12.50%

Interest Payment Dates:	Semi-annually in arrears on January 15 and July 15, beginning July 15, 2008

Maturity Date:	January 15, 2016

Yield to Maturity:	12.75%

Spread to Treasury	886 bps

Mandatory Repurchase Offer	As provided in the Preliminary Prospectus Supplement, if the company experiences certain types of changes of control, it must offer to repurchase the notes at 101%, or if the company sells assets under certain circumstances, it must offer to repurchase the notes at a price equal to 100%.

Equity Clawback:	Prior to January 15, 2011 the company may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 112.50% with the proceeds of certain equity offerings.

Optional Redemption:	Prior to January 15, 2012, make-whole redemption at T+50 Commencing: January 15, 2012: 106.250% January 15, 2013: 103.125% January 15, 2014 and thereafter: 100%

Joint Book Running Managers:	Bear, Stearns & Co. Inc./Banc of America Securities LLC/Citigroup Global Markets Inc.

Joint Lead Managers	BNP Paribas Securities Corp./Credit Suisse Securities (USA) LLC/Deutsche Bank Securities Inc./J.P. Morgan Securities Inc./Scotia Capital (USA) Inc.

Co-Manager	BNY Capital Markets, Inc.

Trade Date:	December 6, 2007

Settlement Date:	December 11, 2007 (T+3)

CUSIP/ISIN Numbers:	CUSIP: 909214 BL1 ISIN: US909214BL16

Additional Information: As of September 30, 2007, after giving effect to the sale of the 12.50% senior notes due 2016 and the application of the net proceeds therefrom to redeem all $200.0 million aggregate principal amount outstanding of 7 7/8% senior notes due 2008, cash and cash equivalents would have been $451.5 million, other long-term debt would have been $(3.0) million (giving effect to approximately $2.7 million of issue discount relating to the 12.50% senior notes due 2016), total debt would have been $1,057.0 million and total capitalization would have been $1,069.9 million.

Unisys Corporation, which is referred to in this communication as the company, has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and the other documents the company has filed with the SEC for more complete information about the company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the company, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request them by contacting Bear, Stearns & Co. Inc. at 383 Madison Avenue, New York, New York 10179, (866) 803-9204, attention: Prospectus Department; Banc of America Securities LLC at 100 West 33rd Street, 3rd Floor, New York, NY 10001, (800) 294-1322, attention: Capital Markets Operations; or Citigroup Global Markets Inc. at Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, (877) 858-5407, attention: Prospectus Department.

This communication should be read in conjunction with the preliminary prospectus supplement dated as December 4, 2007 and the accompanying prospectus dated April 2, 2002.